UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

YONGYE INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, par value US$0.001 per share
(Title of Class of Securities)

98607B106
(CUSIP Number)

Zhong Xingmei	Wu Zishen
Full Alliance International Limited	Orient Blossom Investments Limited
Room 1701, Wing Tuck Commercial Centre,	c/o Yongye International, Inc.
183 Wing Lok Street	Suite 608, Xue Yuan International Tower,
Sheung Wan, Hong Kong	No. 1 Zhichun Road, Haidian District
+(852) 2572 3986	Beijing, People’s Republic of China
+(86) 10 8232 8866

With a copy to:

Peter X. Huang

Skadden, Arps, Slate, Meagher & Flom LLP

30th Floor, China World Office 2

No. 1, Jianguomenwai Avenue

Beijing 100004, People’s Republic of China

+(86) 10 6535-5599

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 9, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	98607B106

1.	NAME OF REPORTING PERSON: Full Alliance International Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,657,704
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,657,704
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,657,704
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒[1]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%[2]
14.	TYPE OF REPORTING PERSON CO

1          Excludes 555,000 shares of Company Common Stock indirectly owned by Mr. Wu through Orient Blossom Investments Limited, 2,030,000 shares of Company Common Stock beneficially owned by Prosper Sino Development Limited, and 9,313,265 shares of Company Common Stock beneficially owned by MSPEA.

2          Percentage calculated based on 57,870,438 shares outstanding on an as-converted basis as of March 6, 2014, as set forth in the Issuer’s Form 10-K dated March 17, 2014.

CUSIP No.	98607B106

1.	NAME OF REPORTING PERSON: Zhong Xingmei
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,657,704
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,657,704
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,657,704
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒[1]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%[2]
14.	TYPE OF REPORTING PERSON IN

1          Excludes 555,000 shares of Company Common Stock indirectly owned by Mr. Wu through Orient Blossom Investments Limited, 2,030,000 shares of Company Common Stock beneficially owned by Prosper Sino Development Limited, and 9,313,265 shares of Company Common Stock beneficially owned by MSPEA.

2          Percentage calculated based on 57,870,438 shares outstanding on an as-converted basis as of March 6, 2014, as set forth in the Issuer’s Form 10-K dated March 17, 2014.

CUSIP No.	98607B106

1.	NAME OF REPORTING PERSON: Wu Zishen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,155,000[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,155,000[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,155,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒[2]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%[3]
14.	TYPE OF REPORTING PERSON IN

1          600,000 shares of Company Common Stock held in trust by Prosper Sino Development Limited for the benefit of family members of Mr. Wu, and 555,000 held indirectly by Mr. Wu through Orient Blossom Investments Limited.

2          Excludes 7,657,704 shares of Company Common Stock beneficially owned by Full Alliance and Ms. Zhong, 1,430,000 shares of Company Common Stock held in trust by Prosper Sino Development Limited for the benefit of family members of certain current and former directors and members of the Company’s management (other than Mr. Wu), and 9,313,265 shares of Company Common Stock beneficially owned by MSPEA.

3          Percentage calculated based on 57,870,438 shares outstanding on an as-converted basis as of March 6, 2014, as set forth in the Issuer’s Form 10-K dated March 17, 2014.

CUSIP No.	98607B106

1.	NAME OF REPORTING PERSON: Orient Blossom Investments Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 555,000[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 555,000[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 555,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒[2]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.96%[3]
14.	TYPE OF REPORTING PERSON IN

1.          Excludes 7,657,704 shares of Company Common Stock beneficially owned by Full Alliance and Ms. Zhong, 2,030,000 shares of Company Common Stock held in trust by Prosper Sino Development Limited for the benefit of family members of certain current and former directors and members of the Company’s management (other than Mr. Wu), and 9,313,265 shares of Company Common Stock beneficially owned by MSPEA.

2          Percentage calculated based on 57,870,438 shares outstanding on an as-converted basis as of March 6, 2014, as set forth in the Issuer’s Form 10-K dated March 17, 2014.

This amendment No. 8 (“Amendment No. 8”) relates to the common stock, par value $0.001 per share (the “Company Common Stock”), of Yongye International, Inc., a Nevada corporation (the “Company” or the “Issuer”). This Amendment No. 8 is being filed jointly by Full Alliance International Limited (“Full Alliance”), Zhong Xingmei (“Ms. Zhong”), Wu Zishen (“Mr. Wu”) and Orient Blossom Investments Limited (“Orient Blossom,” together with Full Alliance, Ms. Zhong and Mr. Wu, the “Reporting Persons”) to amend and supplement the items set forth below of the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission (the “SEC”) on October 16, 2012 (as amended by amendment No. 1 to the Schedule 13D filed on December 28, 2012, amendment No. 2 to the Schedule 13D filed on May 16, 2013, amendment No. 3 to the Schedule 13D filed on September 24, 2013, amendment No. 4 to the Schedule 13D filed on October 15, 2013, amendment No. 5 to the Schedule 13D filed on November 13, 2013, amendment No. 6 to the Schedule 13D filed on November 25, 2013 and amendment No. 7 to the Schedule 13D filed on March 26, 2014, the “Schedule 13D”). Except as provided herein, this Amendment No. 8 does not modify any of the information previously reported on the Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons anticipate that an additional US$15.7 million will be required to fund the additional merger consideration as described in Item 4 below.  The increased financing for the merger in connection with the increase in per share merger consideration will be funded by proceeds under the facility made available by CDB pursuant to the Facility Agreement.

ITEM 4.	PURPOSE OF THE TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On April 9, 2014, the Company entered into an Amendment No. 1 to the Agreement and Plan of Merger (the “Merger Agreement Amendment No. 1”) with Full Alliance, Parent and Merger Sub. Pursuant to the Merger Agreement Amendment No. 1, (i) the Merger Consideration was increased from $6.69 to $7.00, (ii) the maximum amount of Company Expense (as defined in the Merger Agreement) was increased from US$2,000,000 to US$3,000,000, (iii) the definition of the Requisite Company Vote was amended so that instead of requiring, among other things, a majority of shares of Company Common Stock outstanding to vote in favor of approving the Merger Agreement, shares of Company Common Stock that are present in person or by proxy and voting for or against approval of the Merger Agreement shall be required for the approval of the Merger Agreement, and (iv) the Termination Date (as defined in the Merger Agreement) was extended from June 23, 2014 to September 22, 2014. This summary of the Merger Agreement Amendment No. 1 does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement Amendment No. 1, which is attached hereto as Exhibit 7.15 and incorporated by reference in its entirety into this Item 4.

In connection with the Merger Agreement Amendment No. 1, Mr. Wu, Ms. Zhong, Full Alliance, MSPEA and Lead Rich (collectively, the “Investors”) entered into a first amended and restated interim investors agreement (the “First Amended and Restated Interim Investors Agreement”), pursuant to which the Investors, among other things, consented to Full Alliance, Parent and Merger Sub’s entering into the Merger Agreement Amendment No. 1. This summary of the First Amended and Restated Interim Investors Agreement does not purport to be complete and is qualified in its entirety by reference to the First Amended and Restated Interim Investors Agreement, which is attached hereto as Exhibit 7.16 and incorporated by reference in its entirety into this Item 4.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The descriptions in Item 4 herein of the Merger Agreement Amendment No. 1 and the First Amended and Restated Interim Investors Agreement are incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 7.14:	Joint Filing Agreement by and among the Reporting Persons, dated as of March 26, 2014 (incorporated by reference to Exhibit 7.14 of the Schedule 13D filed by the Reporting Persons on March 26, 2014)

Exhibit 7.15:	Amendment No. 1 to the Agreement and Plan of Merger, by and among Full Alliance, Parent, Merger Sub and the Company, dated as of April 9, 2014

Exhibit 7.16:	First Amended and Restated Interim Investors Agreement, by and among Mr. Wu, Ms. Zhong, Full Alliance, MSPEA and Lead Rich, dated as of April 9, 2014

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2014

ZHONG XINGMEI

/s/ Zhong Xingmei
Name: Zhong Xingmei

FULL ALLIANCE INTERNATIONAL LIMITED

By:	/s/ Zishen Wu
Name: Zishen Wu
Title: Director

WU ZISHEN

/s/ Wu Zishen
Name: Wu Zishen

ORIENT BLOSSOM INVESTMENTS LIMITED

By:	/s/ Wu Zishen
Name: Wu Zishen
Title: Director

[Signature Page to Schedule 13D Amendment]